UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Smith & Wesson Holding Corporation
(Exact Name of Registrant as Specified in Its Charter)

Nevada	87-0543688

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

2100 Roosevelt Avenue, Springfield, Massachusetts	01104

(Address of Principal Executive Offices)	(Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑
Securities Act registration statement file number to which this form relates:                      (if applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001 per share
Preferred Stock Purchase Rights

(Title of class)

Item 1. Description of Registrant's Securities to be Registered
Item 2. Exhibits
SIGNATURE
Exhibit Index

Item 1. Description of Registrant’s Securities to be Registered.
     We are authorized to issue 100,000,000 shares of common stock, $.001 par value, and 20,000,000 shares of undesignated preferred stock, $.001 par value. At April 30, 2006, we had outstanding 39,310,543 shares of common stock and had reserved approximately 2,467,125 shares of common stock for issuance with respect to options outstanding under various incentive compensation plans. No shares of preferred stock were outstanding at that time. Our articles of incorporation and bylaws are filed herewith as exhibits and incorporated herein by reference. The following description of our securities is qualified by reference to these exhibits.
Common Stock
     Holders of shares of common stock are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available therefor, subject to the prior dividend rights of any shares of preferred stock from time to time outstanding.
     Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of common stock do not have cumulative voting rights. In the event of any liquidation, dissolution, or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any shares of preferred stock then outstanding, holders of shares of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of common stock are not entitled to pre-emptive rights. The issued and outstanding shares of common stock are fully paid and nonasseable.
Preferred Stock
     Our articles of incorporation authorize our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq Global Select Market or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. In connection with the adoption of our stockholders’ rights plan described below, the board of directors designated 100,000 shares of our preferred stock as Series A Junior Participating Preferred Stock.
Stockholders’ Rights Plan
     As previously disclosed, August 9, 2005, our board of directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our common stock. The dividend was payable to stockholders of record at the close of business on August 26, 2005 (the “Record Date”). Each Right entitles the registered holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) at a price of $36.00 per one one-thousandth of a share of Series A Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 25, 2005, as the same may be amended from time to time (the “Rights Agreement”), between us and Interwest Transfer Company, Inc., as Rights Agent (the “Rights Agent”). The plan was not adopted in response to any specific takeover threat. The plan, however, was designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of our company and to guard against coercive or unfair tactics to gain control of our company without paying all stockholders a premium for that control.
     In general, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock or (ii) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the then outstanding shares of our common stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the common stock certificates outstanding as of the Record Date, by such common stock certificate together with a copy of a summary describing the Rights (the “Summary of Rights”).
     Except in certain situations specified in the Rights Agreement, any person or group of affiliated or associated persons who becomes the beneficial owner of 15% or more of the our outstanding shares of common stock is an “Acquiring Person” under the Rights Agreement. In addition to other limited exceptions, any existing member of our board of directors or other stockholder of the company owning (as of August 9, 2005) 15% or more of the outstanding shares of our common stock is “grandfathered” (and thus not deemed to be an “Acquiring Person”), and is permitted to acquire up to an additional 1% of the outstanding shares of our common stock before becoming an “Acquiring Person,” as provided (and subject to the conditions) in the Rights Agreement. In addition, any person who (i) inadvertently crosses the 15% ownership threshold, and (ii) promptly divests itself of our common stock so that it owns less than 15% of our outstanding common stock, would not be deemed an “Acquiring Person” under the Rights Agreement if our board of directors so determines.
     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with our common stock. Until the Distribution Date (or earlier expiration of the Rights), new common stock certificates issued after the Record Date upon transfer or new issuances of our common stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of our common stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the surrender for transfer of the Rights associated with the shares of our common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on August 25, 2015 (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by us, in each case as described below.
     The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Series A Preferred Stock, (2) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock, or (3) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).
     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on our common stock payable in shares of our common stock or subdivisions, consolidations, or combinations of our common stock occurring, in any such case, prior to the Distribution Date.
     Shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of our common stock. In the event of liquidation, dissolution, or winding up of the company, the holders of the Series A Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of our common stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with our common stock. Finally, in the event of any merger, consolidation, or other transaction in which outstanding shares of our common stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.
     Because of the nature of the Series A Preferred Stock’s dividend, liquidation, and voting rights, the value of the one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of our common stock.
     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of our common stock having a market value of two times the exercise price of the Right.
     In the event that, after a person or group has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive upon exercise of a Right that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.
     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by the Acquiring Person of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become void), in whole or in part, for shares of our common stock or Series A Preferred Stock (or a series of our preferred stock having equivalent rights, preferences, and privileges), at an exchange ratio of one share of our common stock, or a fractional share of Series A Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock or our common stock will be issued (other than fractions of Series A Preferred Stock which are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at our election, be evidenced by depository receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Series A Preferred Stock or our common stock.
     At any time prior to the time a person or group becomes an Acquiring Person, our board of directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”) payable, at our option, in cash, shares of our common stock or such other form of consideration as our board of directors shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     For so long as the Rights are then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.
     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the company, including, without limitation, the right to vote or to receive dividends.

     The Rights Agreement between us and the Rights Agent specifying the terms of the Rights, which includes as exhibits the form of Certificate of Designation of the Series A Junior Participating Preferred Stock, the form of Right Certificate, and the form of Summary of Rights to Purchase Series A Preferred Shares are filed herewith as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to these exhibits.
Item 2. Exhibits.

Exhibit
No.	Description

3.1	Amended and Restated Articles of Incorporation (1)

3.2	Amended and Restated Bylaws (2)

3.9	Certificate of Designation of Series A Junior Participating Preferred Stock (3)

4.1	Registration Rights Agreement between Saf-T-Hammer Corporation and Colton Melby dated May 6, 2001 (4)

4.7	Rights Agreement, dated as of August 25, 2005, by and between the registrant and Interwest Transfer Company, Inc., as Rights Agent (3)

(1)	Incorporated by reference to the registrant’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on August 11, 2004.

(2)	Incorporated by reference to the registrant’s Form 10-K filed with the SEC on July 14, 2006.

(3)	Incorporated by reference to the registrant’s Form 8-A filed with the SEC on August 25, 2005.

(4)	Incorporated by reference to the registrant’s Form 8-K filed with the SEC on May 29, 2001.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SMITH & WESSON HOLDING CORPORATION

Date: July 19, 2006	/s/ Ann Makkiya

Ann Makkiya
Secretary and Corporate Counsel

Exhibit Index

Exhibit
No.	Description

3.1	Amended and Restated Articles of Incorporation (1)

3.2	Amended and Restated Bylaws (2)

3.9	Certificate of Designation of Series A Junior Participating Preferred Stock (3)

4.1	Registration Rights Agreement between Saf-T-Hammer Corporation and Colton Melby dated May 6, 2001 (4)

4.7	Rights Agreement, dated as of August 25, 2005, by and between the registrant and Interwest Transfer Company, Inc., as Rights Agent (3)

(1)	Incorporated by reference to the registrant’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on August 11, 2004.

(2)	Incorporated by reference to the registrant’s Form 10-K filed with the SEC on July 14, 2006.

(3)	Incorporated by reference to the registrant’s Form 8-A filed with the SEC on August 25, 2005.

(4)	Incorporated by reference to the registrant’s Form 8-K filed with the SEC on May 29, 2001.